

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

December 21, 2010

Donald A. French
Chief Financial Officer
UQM Technologies, Inc.
7501 Miller Drive
Frederick, Colorado 80504

   Re: UQM Technologies, Inc.
     Form 10-K for the year ended March 31, 2010
     Filed May 24, 2010
     File No. 1-10869

Dear Mr. French:

  We have completed our review of your filings and do not have any further comments at this time.

       Sincerely,

       Kevin L. Vaughn
       Accounting Branch Chief